UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: May 2020

Commission file number: 001-36578

ENLIVEX THERAPEUTICS LTD.

(Translation of registrant’s name into English)

14 Einstein Street, Nes Ziona, Israel 7403618

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7): ☐

Annual and Extraordinary General Meeting of Shareholders

On May 19, 2020, Enlivex Therapeutics Ltd., a company organized under the laws of the State of Israel (the “Company”), announced that it will hold its 2020 Annual and Extraordinary General Meeting of Shareholders of the Company (the “Annual Meeting”) on Wednesday, June 24, 2020, beginning at 4:00 p.m., Israel time, at the offices of the Company located at 14 Einstein Street, Nes Ziona, Israel 7403618. Copies of the proxy statement (the “Proxy Statement”) and the related proxy card are attached to this Report on Form 6-K as Exhibit 99.1 and Exhibit 99.2, respectively, and incorporated herein by reference.

Changes to Composition of Certain Board Committees

On May 19, 2020, Executive Chairman, Mr. Shai Novik, voluntarily stepped-down from the Audit Committee and the Compensation Committee of the Company’s Board of Directors (the “Board”), effective immediately, in light of the proposed amendment to the Company’s agreement with Mr. Novik, as described in Proposal Two in the Proxy Statement. Mr. Novik remains a member of the Board.

On May 19, 2020, the Board appointed Michel Habib as a member of the Audit Committee and Dr. Bernhard Kirschbaum as a member of the Compensation Committee, effective immediately. The Board has also determined that Mr. Habib is an “audit committee financial expert” under applicable U.S. Securities and Exchange Commission and Nasdaq rules. Currently, the Audit Committee is composed of Mr. Michel Habib, Dr. Avri Havron and Dr. Gili Hart, and the Compensation Committee is composed of Dr. Bernhard Kirschbaum, Dr. Avri Havron and Dr. Gili Hart. Dr. Avri Havron serves as Chair of the Audit Committee, and Dr. Gili Hart serves as Chair of the Compensation Committee.

As of May 19, 2020, the Board affirmatively determined that the following members of the Board are “independent,” as defined under Nasdaq Listing Rule 5605(a)(2): Mr. Michel Habib; Dr. Avri Havron; Dr. Gili Hart; Dr. Bernhard Kirschbaum; Mr. Sangwoo Lee and Dr. Hyun Gyu Lee.

This Report on Form 6-K is incorporated by reference into the Company’s registration statements on Form F-3 (File No. 333-232413 and File No. 333-232009 ) filed with the Securities and Exchange Commission.

Exhibit No.

99.1	Enlivex Therapeutics Ltd. Proxy Statement for the Annual and Extraordinary General Meeting of Shareholders to be held on June 24, 2020.
99.2	Form of Enlivex Therapeutics Ltd. Proxy Card.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enlivex Therapeutics Ltd.
(Registrant)

By:	/s/ Oren Hershkovitz
Name: Title:	Oren Hershkovitz Chief Executive Officer

Date: May 19, 2020